File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2006

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]              Form 40-F [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]                      No [ X ]

CONTENTS

Documents Attached:

* Press Information dated April 27, 2006

SHAREHOLDERS' NOTICE

PAYMENT OF DIVIDENDS

Pursuant to the agreement reached by the Ordinary General Shareholders Meeting of Vitro, S.A. de C.V. held on the 27th day of April of 2006, the shareholders are informed that the payment of a cash dividend in an amount of Ps. $0.30 MexCY (thirty cents) per share will be paid in exchange of the coupon number 65 attached to each of the outstanding, ordinary, nominal, fully paid and no par value VITRO Series “A” shares identified as issuance VITRO A.

The dividend will be paid as from May 17, 2006 through the S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores to the shares deposited in such institution. The shareholders that materially held their shares certificates should assist to the offices of the Company located at Avenida Ricardo Margáin Zozaya 440, Colonia Valle del Campestre in San Pedro, Garza Garcia, Nuevo Leon in working days, from 9:00 to 12:30 hours and show their shares certificates with the coupon number 65 attached.

The dividend will be paid from the “Net Profit Account” (Cuenta de Utilidad Fiscal Neta) therefore no withholding tax will be applied pursuant to the current provisions of the Mexican Tax Law.

San Pedro, Garza Garcia, Nuevo Leon, on the 27th day of April of 2006.

RAÚL RANGEL HINOJOSA
Secretary of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By     /s/ Claudio L. Del Valle Cabello
       ___________________________
Name:    Claudio L. Del Valle Cabello
Title:      Attorney in Fact

Date: April 27, 2006